UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101

(CUSIP Number)

NAVER Corporation

Kyungwan Min

6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82 1588-3830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53567X101	13D	Page 2 of 8 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 184,756,543 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 184,756,543
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 184,756,543
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13.	Percent of class represented by amount in Row (11) 71.1% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 259,684,228 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 8 pages

Explanatory Note

This report on Schedule 13D (the “Schedule 13D”) of NAVER Corporation (“NAVER”) relates to the shares of common stock, no par value, of LINE Corporation (the “Issuer”). NAVER was the sole owner of the Issuer’s common shares prior to the Issuer’s initial public offering completed in July 2016, and as such was eligible to file a report on Schedule 13G after the initial public offering pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. NAVER is filing this Schedule 13D because it agreed on September 4, 2018 to purchase the Issuer’s ¥36,580,000,000 zero coupon convertible bonds due 2023 (the “2023 Allotment Bonds”) and ¥36,580,000,000 zero coupon convertible bonds due 2025 (the “2025 Allotment Bonds,” and together with the 2023 Allotment Bonds, the “Allotment Bonds”) on September 20, 2018 (which, if converted, would represent an increase of more than 2% of the Issuer’s common shares compared to 12 months prior to such acquisition). Concurrently with the Allotment Bonds, the Issuer issued ¥36,580,000,000 zero coupon convertible bonds due 2023 (the “2023 Regulation S Bonds”) and ¥36,580,000,000 zero coupon convertible bonds due 2025 (the “2025 Regulation S Bonds,” and together with the 2023 Regulation S Bonds, the “Regulation S Bonds”) through an offering pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, in which NAVER did not participate.

Item 1.	Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Item 2.	Identity and Background

NAVER is a company organized under the laws of the Republic of Korea, whose principal business is the operation of Korea’s leading search portal and other applications relating to online advertisements, shopping and contents. The address of its principal business office is 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. Information relating to the directors and executive officers of NAVER is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d)

During the last five years, neither NAVER, nor to the best of NAVER’s knowledge, any of the persons identified on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither NAVER, nor to the best of NAVER’s knowledge, any of the persons identified on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used in acquiring the Allotment Bonds, amounting to ¥74,989,000,000, was cash on hand.

Item 4.	Purpose of Transaction

NAVER acquired the Allotment Bonds in order to more actively pursue new strategic businesses with the Issuer, a key partner in NAVER’s global business, and promote the enhancement of NAVER’s corporate value.

Except as set forth in this Schedule 13D, NAVER does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, NAVER reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

CUSIP No. 53567X101	13D	Page 4 of 8 pages

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, NAVER beneficially owns 174,992,000 shares of common stock, and together with the 9,764,543 shares of common stock issuable upon the exercise of NAVER’s right to convert the Allotment Bonds based on the initial conversion price, would own an aggregate of 184,756,543 shares of common stock, which represent approximately 71.1% of the Issuer’s issued and outstanding shares of common stock. For purposes of reporting its beneficial ownership on this Schedule 13D, NAVER has assumed that the total number of the Issuer’s issued and outstanding shares of common stock is approximately 259,684,228 shares, which consists of (i) 240,155,142 shares of common stock issued and outstanding as of August 8, 2018, as reported on the Issuer’s current report on Form 6-K dated August 8, 2018, and (ii) approximately 19,529,086 shares of common stock issuable upon the conversion of the Allotment Bonds and the Regulation S Bonds.

(b)	Number of shares as to which NAVER has:

(i)	sole power to vote or to direct the vote:

184,756,543 shares

(ii)	shared power to vote or to direct the vote:

0 shares

(iii)	sole power to dispose or to direct the disposition of:

184,756,543 shares

(iv)	shared power to dispose or to direct the disposition of:

0 shares

(c)

Pursuant to the Subscription Agreement (as defined in Item 6 below), NAVER agreed to acquire the Allotment Bonds on September 20, 2018. Subject to and upon compliance with the applicable terms and conditions, NAVER may convert the 2023 Allotment Bonds into the Issuer’s shares of common stock at any time during the period from and including October 4, 2018 to and including September 6, 2023, and the 2025 Allotment Bonds into the Issuer’s shares of common stock at any time during the period from and including October 4, 2018 to and including September 5, 2025. The initial per share conversion prices of the 2023 Allotment Bonds and the 2025 Allotment Bonds are ¥7,467 and ¥7,518, respectively.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 53567X101	13D	Page 5 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Subscription Agreement

On September 4, 2018, the Issuer, NAVER and Morgan Stanley & Co. International plc Seoul Branch, as settlement agent, entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Issuer agreed to sell the Allotment Bonds and NAVER agreed to subscribe to and pay for the Allotment Bonds at an issue price of 102.5% of the aggregate principal amount of such Allotment Bonds.

Securities Lending Agreement

On September 4, 2018, NAVER, as lender, and Morgan Stanley MUFG Securities Co., Ltd., as borrower, entered into a securities lending agreement, pursuant to which NAVER agreed to provide Morgan Stanley MUFG Securities Co., Ltd. with a stock borrow facility of up to 6,000,000 common shares of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 53567X101	13D	Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2018

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

CUSIP No. 53567X101	13D	Page 7 of 8 pages

SCHEDULE A

Directors and Executive Officers of NAVER Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship
Dae-Gyu Byun, Non-Executive Non-Independent Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chairman of the Board of Directors, NAVER Corporation • Chairman of the Board of Directors, Humax Holdings	Korea

Seong-Sook Han, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• President and Chief Executive Officer, NAVER Corporation	Korea

In-Hyuk Choi, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Business Committee Leader and Chief Operating Officer, NAVER Corporation • Chief Executive Officer, Happybean Foundation	Korea

Su-Uk Kim, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

•  Outside Director and Member of Audit Committee, NAVER Corporation

•  Member of Government Investment Body/Management Evaluative Committee, Ministry of Strategy and Finance

•  Director, Seoul National University Foundation

•  Vice-Dean of Business School and Graduate School of Business, Seoul National University

Korea

In-Moo Lee, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

•  Outside Director and Member of Audit Committee, NAVER Corporation

•  Professor, Korea Advanced Institute of Science and Technology & Head, School of Management Engineering

•  Research Advisory Committee, Korea Institute of Finance Advisory Committee, Reserve Management Group at the Bank of Korea

Korea

Ui-Jong Cheong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Lawyer, BAE, KIM & LEE LLC	Korea

Jun-Pyo Hong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Plastic Surgery, Ulsan University and Plastic Surgery Surgeon, Asan Medical Center	Korea

Seung-Un Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Apollo CIC, NAVER Corporation	Korea

CUSIP No. 53567X101	13D	Page 8 of 8 pages

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship

Jung-Ho Shin, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Search & Clova CIC, NAVER Corporation • Representative Director, LINE Plus Corporation • Chief Global Officer, LINE Corporation	Korea

Sang-Jin Park, Management Leader	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Management Leader and Chief Financial Officer, NAVER Corporation	Korea

Sun-Joo Chae, Management Leader	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Management Leader and Chief Communication & Culture Officer, NAVER Corporation	Korea

Chang-Hyun Song, Chief Technology Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Technology Officer, NAVER Corporation	Korea

Hae-Jin Lee, Global Investment Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Global Investment Officer, NAVER Corporation	Korea